Exhibit 99.1

Mobilicom Receives Follow-On Commercial Scale Order from the U.S. Defense Industry

Order marks the latest Tier-1 defense & drone manufacturer to place repeat, production scale orders for Mobilicom’s field-proven solutions

Shoham, Israel, Dec. 14, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has received another follow-on commercial scale order from a U.S.-based Tier-1 customer.

Mobilicom’s SkyHopper PRO, a bi-directional cybersecure Software Defined Radio (SDR) datalink system, is an essential component of this customer’s drone platform which is being manufactured for the U.S. defense industry and other U.S. federal agencies.

“This repeat commercial scale order from one the top U.S. defense manufacturers highlights the traction our field-proven technologies are gaining with the largest and most selective procurers in the market,” stated Mobilicom CEO and Founder Oren Elkayam. “A growing number of our customers that have integrated Mobilicom systems into their product designs are progressing into production, and as they do so we anticipate recurring orders to meet commercial scale deliveries.”

SkyHopper PRO is designed for commercial and industrial drones, enabling fleet management and operation of autonomous uncrewed aerial vehicle (UAV) systems. By employing leading wireless technologies, the SkyHopper PRO delivers long-range and non-line-of-sight (N-LOS) communication that supports multiple transmission modes, making it perfect for urban and industrial environments. SkyHopper PRO is compliant with U.S. National Defense Authorization Act requirements and offers ICE Cybersecurity protection which detects, prevents, and responds to multiple cyber threats and malicious attacks in real time without operator intervention.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the traction our field-proven technologies are gaining with the largest and most selective procurers in the market and the anticipation of recurring orders to meet commercial scale deliveries. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com